VIA ELECTRONIC TRANSMISSION

September 14, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	ORGANIGRAM HOLDINGS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA68620P1018

	CUSIP:	68620P101

2	Date Fixed for the Meeting:	December 7, 2018

3	Record Date for Notice:	October 9, 2018

4	Record Date for Voting:	October 9, 2018

5	Beneficial Ownership Determination Date:	October 9, 2018

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

" Deanna Guilfoyle "
Relationship Manager
deanna.guilfoyle@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com